Exhibit 99.1
AGREEMENT
The undersigned agree that this Schedule 13D/A dated February 25, 2016 relating to the Common Shares, $.01 par value of Sears Holdings Corporation shall be filed on behalf of the undersigned.

Fairholme Capital Management, L.L.C.

By: /s/ Paul Thomson
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Paul Thomson
Chief Compliance Officer Fairholme Capital Management, L.L.C.